CUSIP NO. 47010C409	13G	Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No   ) *

Jaguar Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47010C409

(CUSIP Number)

September 1, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                          Rule 13d-1(b)

☒                         Rule 13d-1(c)

☐                          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 7 Pages

CUSIP NO. 47010C409	13G	Page 2 of 7 Pages

1.	Names of Reporting Persons. Sagard Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,476,974[1]

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,476,974[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,974[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%[2]

12.	Type of Reporting Person: PN

1  Consists of (i) 2,289,474 shares of voting common stock of the Issuer, par value $0.0001 per share (“Common Stock”) and (ii) shares of Common Stock issuable upon the exercise of a Common Stock Purchase Warrant, which is currently exercisable for 187,500 shares of Common Stock.

2  Based on shares of Common Stock outstanding as of August 6, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, that was filed by the Issuer with the U.S. Securities and Exchange Commission on August 13, 2020, plus the shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant described above.

CUSIP NO. 47010C409	13G	Page 3 of 7 Pages

1.	Names of Reporting Persons. Sagard Capital Partners GP, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,476,974[3]

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,476,974[3]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,974[3]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%[4]

12.	Type of Reporting Person: CO

3  See footnote 1 on first page.

4  See footnote 2 on first page.

CUSIP NO. 47010C409	13G	Page 4 of 7 Pages

1.	Names of Reporting Persons. Sagard Capital Partners Management Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,476,974[5]

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,476,974[5]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,974[5]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%[6]

12.	Type of Reporting Person: CO

5  See footnote 1 on first page.

6  See footnote 2 on first page.

CUSIP NO. 47010C409	13G	Page 5 of 7 Pages

Item 1(a).           Name of Issuer:

Jaguar Health, Inc.

Item 1(b).           Address of Issuer’s Principal Executive Offices:

201 Mission Street, Suite 2375

San Francisco, CA 94105

Item 2(a).           Name of Persons Filing:

The persons filing this Schedule 13G are Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”).

Sagard is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons. GP is the general partner of Sagard and Manager is the investment manager of Sagard.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and The Desmarais Family Residuary Trust (the “Trust”), which was created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, the trustees of which are Paul Desmarais Jr., André Desmarais, Sophie Desmarais, Michel Plessis-Bélair and Guy Fortin, may be deemed to control the Reporting Persons.  Decisions with respect to voting the shares of PCC held directly and indirectly by the Trust are determined by a majority of the trustees, excluding Sophie Desmarais.  PCC, a corporation organized under the laws of Canada, is an international  management and holding company with its principal place of business at 751 Victoria Square, Montreal (Québec), Canada H2Y 2J3.  The Trust was formed under the laws of Québec and has its address at 759 Square Victoria, Montreal (Québec), Canada H2Y 2J7. Sagard Holdings Inc. (“Holdings”), a corporation organized under the laws of Canada, is a limited partner of Sagard and the sole stockholder of Manager and also may be deemed to control the Reporting Persons.  Holdings has its address at 751 Victoria Square, Montreal (Québec), Canada H2Y 2J3.

Item 2(b).           Address of Principal Business Office or, if None, Residence:

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 280 Park Avenue, 3rd Floor West, New York, NY 10017.

Item 2(c).            Citizenship:

All Reporting Persons are organized under the laws of the state of Delaware.

Item 2(d).           Title of Class of Securities:

Common stock, $0.0001 par value (the “Shares”)

Item 2(e).            CUSIP Number:

47010C409

Item 3.                           If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.                          Ownership:

The information in Items 1 and 5 through 11 on each of the cover pages of this Schedule 13G is hereby

CUSIP NO. 47010C409	13G	Page 6 of 7 Pages

incorporated by reference.

The filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares reported herein.  Each Reporting Person disclaims beneficial ownership of such shares except to the extent of its interest therein.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by the Reporting Persons and PCC. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

Item 5.                          Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.                          Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.                          Identification and Classification of Members of the Group:

Not applicable

Item 9.                          Notice of Dissolution of Group:

Not applicable

Item 10.                   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 47010C409	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2020

SAGARD CAPITAL PARTNERS, L.P.

By:	Sagard Capital Partners GP, Inc., its general partner

By:	/s/ Samuel Robinson
	Name:	Samuel Robinson
	Title:	President

SAGARD CAPITAL PARTNERS GP, INC.

By:	/s/ Samuel Robinson
	Name:	Samuel Robinson
	Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

By:	/s/ Samuel Robinson
	Name:	Samuel Robinson
	Title:	President